United States securities and exchange commission logo





                         December 21, 2023

       Shantanu Gaur
       Chief Executive Officer
       Allurion Technologies, Inc.
       11 Huron Drive
       Natick, MA 01760

                                                        Re: Allurion
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 19,
2023
                                                            File No. 333-276131

       Dear Shantanu Gaur:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Danielle M. Lauzon,
Esq.